UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2014

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On January 8, 2014, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2013. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2014 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2014 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 10, 2014

EXFO Reports First-Quarter Results for Fiscal 2014

▪	Sales reach US$56.0 million (book-to-bill ratio of 1.03)
▪	Gross margin amounts to 62.2% of sales
▪	Adjusted EBITDA totals US$2.3 million

QUEBEC CITY, CANADA, January 8, 2014 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2013.

Sales reached US$56.0 million in the first quarter of fiscal 2014 compared to US$59.8 million in the first quarter of 2013 and US$60.9 million in the fourth quarter of 2013.

Bookings attained US$57.9 million in the first quarter of fiscal 2014 compared to US$64.3 million in the same period last year and US$54.0 million in the fourth quarter of 2013. The company’s book-to-bill ratio was 1.03 in the first quarter of 2014.

Gross margin* amounted to 62.2% of sales in the first quarter of fiscal 2014 compared to 60.5% in the first quarter of 2013 and 62.9% in the fourth quarter of 2013.

IFRS net loss in the first quarter of fiscal 2014 totaled US$0.7 million, or US$0.01 per share, compared to a net loss of US$1.6 million, or US$0.03 per share, in the same period last year and net earnings of US$3.8 million, or US$0.06 per diluted share, in the fourth quarter of 2013. IFRS net loss in the first quarter of 2014 included US$1.1 million in after-tax amortization of intangible assets, a foreign exchange gain of US$0.8 million and US$0.5 million in stock-based compensation costs.

Adjusted EBITDA** totaled US$2.3 million, or 4.1% of sales, in the first quarter of fiscal 2014 compared to US$2.7 million, or 4.5% of sales, in the first quarter of 2013 and US$7.1 million, or 11.6% of sales, in the fourth quarter of 2013.

“Both EMEA and A-PAC delivered year-over-year revenue growth. We witnessed lower bookings and revenues than expected in the Americas due to order delays and lower spending levels, especially among key customers. Our growth in EMEA and A-PAC, together with much stronger engagement with Americas’ largest operators, demonstrates that our portfolio of innovative solutions is ideally positioned to help resolve the most critical deployment, turn-up and operation issues related to investments in next-generation 4G/LTE, small cell and 100G networks that will assuredly take place,” said Germain Lamonde, EXFO’s Chairman, President and CEO.

Selected Financial Information
(In thousands of US dollars)

	Q1 2014	Q4 2013	Q1 2013

Sales	$56,003	$60,888	$59,821

Gross margin*	$34,818	$38,314	$36,164
	62.2%	62.9%	60.5%

Other selected information:
IFRS net earnings (loss)	$(747)	$3,802	$(1,638)
Amortization of intangible assets	$1,182	$1,173	$1,962
Stock-based compensation costs	$463	$437	$448
Net income tax effect of the above items	$(67)	$(64)	$(67)
Foreign exchange gain	$802	$1,312	$756
Adjusted EBITDA**	$2,292	$7,052	$2,720

Operating Expenses
Selling and administrative expenses totaled US$21.7 million, or 38.8% of sales in the first quarter of fiscal 2014 compared to US$22.3 million, or 37.3% of sales, in the same period last year and US$21.4 million, or 35.1% of sales, in the fourth quarter of 2013.

Gross research and development expenses amounted to US$13.3 million, or 23.8% of sales, in the first quarter of fiscal 2014 compared to US$13.9 million, or 23.2% of sales, in the first quarter of 2013 and US$12.5 million, or 20.6% of sales, in the fourth quarter of 2013.

Net R&D expenses totaled US$11.3 million, or 20.1% of sales, in the first quarter of fiscal 2014 compared to US$11.6 million, or 19.4% of sales, in the same period last year and US$10.3 million, or 16.9% of sales, in the fourth quarter of 2013.

First-Quarter Highlights
•
Sales. EXFO’s sales improved year-over-year in Europe, Middle East and Africa (EMEA) and Asia-Pacific regions in the first quarter of 2014, but decreased in the Americas. Global sales originated 51% from the Americas, 29% from EMEA, and 20% from Asia-Pacific. EXFO’s top customer accounted for 4.9% of sales in the first quarter, while the top three represented 12.5%.

•
Profitability. EXFO generated adjusted EBITDA of US$2.3 million, or 4.1% of sales, in the first quarter of 2014. The company also delivered US$3.3 million in cash flows from operating activities. EXFO had a cash position of US$52.6 million and no debt as at November 30, 2013.

•
Innovation.  EXFO launched nine new products in the first quarter, including among others an all-in-one optical and Ethernet test module that accelerates the deployment and troubleshooting of wireless backhaul, small cell and metro Ethernet networks; a tablet-based OTDR series that simplifies and speeds up testing in fixed and mobile networks; a software application that transforms an Android-based phone into a mobile probe to monitor quality of experience in public venues like stadiums and malls; and a next-generation fiber inspection probe that eliminates error risks while accelerating connector certification time by more than 50%. The company also expanded the capabilities of its Power Blazer, making it the industry’s only multi-service, field test module covering all transmission rates from 10 Mbit/s to 100 Gbit/s.

Business Outlook
EXFO forecasts sales between US$53.0 million and US$58.0 million for the second quarter of fiscal 2014, while IFRS net loss is expected to range between -US$0.05 and -US$0.01 per share. Net loss includes US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2014. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6700. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 15, 2014. The replay number is 1-402-977-9141 and the reservation number is 21693946. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q1 2014	Q4 2013	Q1 2013

IFRS net earnings (loss) for the period	$(747)	$3,802	$(1,638)

Add (deduct):

Depreciation of property, plant and equipment	1,275	1,446	1,605
Amortization of intangible assets	1,182	1,173	1,962
Interest income	(27)	(37)	(33)
Income taxes	948	1,543	1,132
Stock-based compensation costs	463	437	448
Foreign exchange gain	(802)	(1,312)	(756)
Adjusted EBITDA for the period	$2,292	$7,052	$2,720

Adjusted EBITDA in percentage of sales	4.1%	11.6%	4.5%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2013	As at August 31, 2013
Assets

Current assets
Cash	$47,765	$45,386
Short-term investments	4,837	4,868
Accounts receivable
Trade	51,417	50,117
Other	2,765	2,778
Income taxes and tax credits recoverable	4,821	6,525
Inventories	37,653	35,705
Prepaid expenses	2,367	2,561
	151,625	147,940

Tax credits recoverable	41,924	41,719
Property, plant and equipment	44,834	45,523
Intangible assets	6,787	7,543
Goodwill	27,082	27,313
Deferred income taxes	10,539	10,807
Other assets	681	693

	$283,472	$281,538
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$32,306	$26,253
Provisions	728	756
Income taxes payable	331	679
Current portion of long-term debt	304	296
Deferred revenue	7,869	9,467
	41,538	37,451

Deferred revenue	3,703	3,932
Deferred income taxes	3,525	3,226
Other liabilities	474	477
	49,240	45,086

Shareholders’ equity
Share capital (note 4)	111,378	109,837
Contributed surplus	16,168	17,186
Retained earnings	112,105	112,852
Accumulated other comprehensive loss	(5,419)	(3,423)

	234,232	236,452

	$283,472	$281,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2013	2012

Sales	$56,003	$59,821

Cost of sales (1) (note 5)	21,185	23,657
Selling and administrative (note 5)	21,708	22,290
Net research and development (note 5)	11,281	11,602
Depreciation of property, plant and equipment (note 5)	1,275	1,605
Amortization of intangible assets (note 5)	1,182	1,962
Interest income	(27)	(33)
Foreign exchange gain	(802)	(756)

Earnings (loss) before income taxes	201	(506)

Income taxes (note 6)	948	1,132

Net loss for the period	$(747)	$(1,638)

Basic and diluted net loss per share	$(0.01)	$(0.03)

Basic and diluted weighted average number of shares outstanding (000’s) (note 7)	60,217	60,389

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,
	2013	2012

Net loss for the period	$(747)	$(1,638)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(1,948)	(1,708)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(240)	(83)
Reclassification of realized gains/losses on forward exchange contracts in net loss	174	(199)
Deferred income tax effect of gains/losses on forward exchange contracts	18	76
Other comprehensive loss	(1,996)	(1,914)

Comprehensive loss for the period	$(2,743)	$(3,552)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Three months ended November 30, 2012
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 4)	51	–	–	–	51
Redemption of share capital (note 4)	(793)	(180)	–	–	(973)
Reclassification of stock-based compensation costs (note 4)	612	(612)	–	–	–
Stock-based compensation costs	–	444	–	–	444
Net loss for the period	–	–	(1,638)	–	(1,638)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(1,708)	(1,708)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $76	–	–	–	(206)	(206)

Total comprehensive loss for the period	–	–	(1,638)	(1,914)	(3,552)

Balance as at November 30, 2012	$110,835	$16,950	$109,873	$11,593	$249,251

	Three months ended November 30, 2013
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 4)	106	–	–	–	106
Reclassification of stock-based compensation costs (note 4)	1,435	(1,435)	–	–	–
Stock-based compensation costs	–	417	–	–	417
Net loss for the period	–	–	(747)	–	(747)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(1,948)	(1,948)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $18	–	–	–	(48)	(48)

Total comprehensive loss for the period	–	–	(747)	(1,996)	(2,743)

Balance as at November 30, 2013	$111,378	$16,168	$112,105	$(5,419)	$234,232

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2013	2012

Cash flows from operating activities
Net loss for the period	$(747)	$(1,638)
Add (deduct) items not affecting cash
Changes in discount on short-term investments	–	2
Stock-based compensation costs	463	448
Depreciation and amortization	2,457	3,567
Deferred revenue	(1,752)	(1,531)
Deferred income taxes	625	733
Changes in foreign exchange gain/loss	(108)	(23)
	938	1,558

Changes in non-cash operating items
Accounts receivable	(1,657)	(8,104)
Income taxes and tax credits	743	(1,873)
Inventories	(2,312)	(160)
Prepaid expenses	171	359
Other assets	6	–
Accounts payable, accrued liabilities and provisions	5,485	3,637
Other liabilities	(26)	(195)
	3,348	(4,778)
Cash flows from investing activities
Additions to short-term investments	(9,781)	(24,533)
Proceeds from disposal and maturity of short-term investments	9,772	24,527
Additions to capital assets	(701)	(1,989)
	(710)	(1,995)
Cash flows from financing activities
Exercise of stock options	106	51
Redemption of share capital	–	(973)
	106	(922)

Effect of foreign exchange rate changes on cash	(365)	(355)

Change in cash	2,379	(8,050)
Cash – Beginning of the period	45,386	58,868
Cash – End of the period	$47,765	$50,818

Supplementary information
Interest paid	$2	$9
Income taxes paid	$642	$385

As at November 30, 2012 and 2013, additions to capital assets amounted to $1,226 and $1,484 respectively and unpaid purchases of capital assets amounted to $2,133 and $1,014 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 8, 2014.

2  Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements except for the changes in accounting policies described below. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements and Amendments

The company has adopted the following amended and new standards, effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation — Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. The adoption of IFRS 10 had no impact on the company’s consolidated financial statements.

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venture recognizes its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. The adoption of IFRS 11 had no impact on the company’s consolidated financial statements.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. The adoption of IFRS 12 had no impact on the company’s consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 did not require any adjustment to the valuation techniques used by the company to measure fair value. The company provided the required additional disclosure in its consolidated financial statements (note 3).

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The adoption of these amendments had no impact on the company’s consolidated financial statements.

3	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contract represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities by level of hierarchy is as follows:

	As at November 30, 2013		As at August 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,837	$–	$4,868	$–

Financial Liabilities
Forward exchange contracts	$–	$782	$–	$722

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2013, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2013 to August 2014	$16,500,000	1.0283
September 2014 to August 2015	15,000,000	1.0529
September 2015 to August 2016	6,800,000	1.0719
September 2016 and October 2016	1,200,000	1.0803
Total	$39,500,000	1.0468

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $922,000 as at November 30, 2013.

Based on the portfolio of forward exchange contracts as at November 30, 2013, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $608,000.

As at November 30, 2013, forward exchange contracts in the amount of $608,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $174,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended November 30, 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $202,000. During the three months ended November 30, 2013, the company recognized within its sales foreign exchange losses on forward exchange contracts of $84,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2012 and 2013.

	Three months ended November 30, 2012
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2012	31,643,000	$1	28,710,891	$110,964	$110,965
Exercise of stock options	−	−	23,275	51	51
Redemption of restricted share units	−	−	127,949	−	−
Redemption of share capital	−	−	(205,123)	(793)	(793)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	612	612

Balance as at November 30, 2012	31,643,000	$1	28,656,992	$110,834	$110,835

	Three months ended November 30, 2013
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837
Exercise of stock options	−	−	25,800	106	106
Redemption of restricted share units	−	−	315,583	−	−
Redemption of deferred share units	−	−	38,010	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	1,435	1,435

Balance as at November 30, 2013	31,643,000	$1	28,781,183	$111,377	$111,378

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,
	2013	2012

Gross research and development expenses	$13,309	$13,898
Research and development tax credits and grants	(2,028)	(2,296)

	$11,281	$11,602

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2013	2012

Cost of sales
Depreciation of property, plant and equipment	$384	$445
Amortization of intangible assets	565	1,274
	949	1,719

Selling and administrative expenses
Depreciation of property, plant and equipment	247	297
Amortization of intangible assets	395	442
	642	739

Net research and development expenses
Depreciation of property, plant and equipment	644	863
Amortization of intangible assets	222	246
	866	1,109
	$2,457	$3,567

Depreciation of property, plant and equipment	$1,275	$1,605
Amortization of intangible assets	1,182	1,962
	$2,457	$3,567

Employee compensation comprises the following:

	Three months ended November 30,
	2013	2012

Salaries and benefits	$30,020	$31,047
Stock-based compensation costs	463	448
Total employee compensation for the period	$30,483	$31,495

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2013	2012

Cost of sales	$55	$55
Selling and administrative expenses	333	313
Net research and development expenses	75	80
	$463	$448

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Income taxes

For the three months ended November 30, 2012 and 2013, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2013	2012

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$54	$(137)

Increase (decrease) due to:
Foreign income taxed at different rates	(86)	(181)
Non-taxable (income)/loss	(422)	(792)
Non-deductible expenses	226	201
Foreign exchange effect of translation of foreign operations	246	358
Utilization of previously unrecognized deferred income tax assets	(15)	(7)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	987	1,639
Other	(42)	51

	$948	$1,132

The income tax provision consists of the following:

	Three months ended November 30,
	2013	2012

Current	$323	$399
Deferred	625	733

	$948	$1,132

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2013	2012

Basic weighted average number of shares outstanding (000’s)	60,217	60,389
Plus dilutive effect of (000’s):
Stock options	32	32
Restricted share units	673	661
Deferred share units	114	133

Diluted weighted average number of shares outstanding (000’s)	61,036	61,215
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	−	121

For the three months ended November 30, 2012 and 2013, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 8, 2014.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that enable customers to increase network capacity and optimize reliability on their wireline and wireless IP (Internet protocol) networks. As such, we target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures : 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched nine new products in the first quarter of fiscal 2014, including among others an all-in-one optical and Ethernet test module that accelerates the deployment and troubleshooting of wireless backhaul, small cell and metro Ethernet networks; a tablet-based OTDR series that simplifies and speeds up testing in fixed and mobile networks; a software application that transforms an Android-based phone into a mobile probe to monitor quality of experience in public venues like stadiums and malls; and a next-generation fiber inspection probe that eliminates error risks while accelerating connector certification time by more than 50%. We also expanded the capabilities of our Power Blazer, making it the industry’s only multiservice, field test module covering all transmission rates from 10 Mbit/s to 100 Gbit/s.

We reported sales of $56.0 million in the first quarter of fiscal 2014, which represents a decrease of 6.4% compared to $59.8 million for the same period last year. We also reported bookings of $57.9 million in the first quarter of fiscal 2014, for a book-to-bill ratio of 1.03, compared to $64.3 million for the same period last year.

Net loss amounted to $747,000, or $0.01 per share, in the first quarter of fiscal 2014, compared to $1.6 million, or $0.03 per share, for the same period last year. Net loss for the first quarter of fiscal 2014 included $1.1 million in after-tax amortization of intangible assets, $463,000 in stock-based compensation costs and a foreign exchange gain of $802,000.

Adjusted EBITDA (net loss before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain) reached $2.3 million, or 4.1% of sales in the first quarter of fiscal 2014, compared to $2.7 million, or 4.5% of sales for the same period last year. See page 28 in this document for a complete reconciliation of adjusted EBITDA to IFRS net loss.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended November 30,		Three months ended November 30,

	2013	2012	2013	2012

Sales	$56,003	$59,821	100.0%	100.0%

Cost of sales (1)	21,185	23,657	37.8	39.5
Selling and administrative	21,708	22,290	38.8	37.3
Net research and development	11,281	11,602	20.1	19.4
Depreciation of property, plant and equipment	1,275	1,605	2.2	2.7
Amortization of intangible assets	1,182	1,962	2.1	3.3
Interest income	(27)	(33)	−	−
Foreign exchange gain	(802)	(756)	(1.4)	(1.4)
Earnings (loss) before income taxes	201	(506)	0.4	(0.8)
Income taxes	948	1,132	1.7	1.9
Net loss for the period	$(747)	$(1,638)	(1.3)%	(2.7)%

Basic and diluted net loss per share	$(0.01)	$(0.03)

Other selected information:

Gross margin (2)	$34,818	$36,164	62.2%	60.5%

Research and development:
Gross research and development	$13,309	$13,898	23.8%	23.2%
Net research and development	$11,281	$11,602	20.1%	19.4%

Adjusted EBITDA (2)	$2,292	$2,720	4.1%	4.5%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 28 for non-IFRS measures.

SALES AND BOOKINGS

For the three months ended November 30, 2013, our sales decreased 6.4% to $56.0 million, compared to $59.8 million for the same period last year, and our bookings decreased 9.9% to $57.9 million, compared to $64.3 million for the same period last year, for a book-to-bill ratio of 1.03.

In the first quarter of fiscal 2014, market conditions in the Americas have been more challenging than expected due to order delays and lower spending levels, especially among key customers. We believe projects and strategic initiatives were not cancelled, but rather being pushed out to 2014; consequently, this region delivered a year-over-year decrease in sales and bookings. In addition, in the first quarter of fiscal 2013, we shipped large orders of copper-access products to a tier-1 North American network operator. We did not have such large orders for the same period this year. Finally, in the first quarter of fiscal 2014, we did not benefit from any calendar year-end budget spending on the part of network operators in the Americas due to tight management of budgets, while we benefited from some of these spending in the same period last year.

In addition, in the first quarter of fiscal 2014, we faced increased competition and pricing pressure compared to the same period last year, which reduced our sales and bookings year-over-year.

However, in the first quarter of fiscal 2014, we witnessed some stability in the Europe, Middle-East and Africa (EMEA) and Asia-Pacific regions as sales increased year-over-year.

Finally, in the first quarter of fiscal 2014, we recorded in our sales foreign exchange losses of $84,000 on our forward exchange contracts, compared to a foreign exchange gains of $202,000 for the same period last year, which contributed to decreasing our sales 0.5% year-over-year.

Geographic distribution

In the first quarter of fiscal 2014, sales to the Americas, EMEA and Asia-Pacific accounted for 51%, 29% and 20% of sales respectively, compared to 56%, 27% and 17% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2013 and 2014, no customer accounted for more than 10% of our sales, and our top three customers accounted for 10.2% and 12.5% of our sales respectively.

GROSS MARGIN (non-IFRS measure — refer to page 28 of this document)

Gross margin reached 62.2% of sales for the three months ended November 30, 2013, compared to 60.5% for the same period last year.

In the first quarter of fiscal 2014, a larger portion of our sales came from products manufactured in our facilities in China compared to the same period last year, which had a positive impact on our gross margin year-over-year, as those products have lower cost of goods than those manufactured in Canada and Finland.

However, a lower sales volume in the first quarter of fiscal 2014 compared to the same period last year (6.4%) resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, and our tight control on costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer mix, under-absorption of fixed manufacturing costs, increases in product offerings by other suppliers in our industry, as well as unfavorable exchange rates.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2013, selling and administrative expenses were $21.7 million, or 38.8% of sales, compared to $22.3 million, or 37.3% of sales for the same period last year.

In the first quarter of fiscal 2014, our selling and administrative expenses decreased due to tight control on expenses, including some employee reductions and to the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as a portion of our selling and administrative expenses are incurred in this currency and we report our results in US dollars.

For fiscal 2014, we expect our selling and administrative expenses to decrease as percentage of sales and range between 33% and 35%. However, any increase (decrease) in the strength of the Canadian dollar and the euro versus the US dollar in the upcoming quarters would cause our selling and administrative expenses to increase (decrease), as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended November 30, 2013, gross research and development expenses totaled $13.3 million, or 23.8% of sales, compared to $13.9 million, or 23.2% of sales for the same period last year.

In the first quarter of fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as most of these expenses are incurred in these currencies and we report our results in US dollars. In addition, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to the same period last year, mainly for subcontracting and consultant expenses.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended November 30, 2013, tax credits and grants for research and development activities were $2.0 million, or 15.2% of gross research and development expenses, compared to $2.3 million, or 16.5% of gross research and development expenses for the same period last year.

The decrease in our tax credits and grants in the first quarter of fiscal 2014, compared to the same period last year, mainly results from the decrease in gross research and development expenses year-over-year as we were entitled to the same tax credit and grant programs year-over-year.

For fiscal 2014, we expect our net research and development expenses to slightly decrease as a percentage of sales and range between 17% and 19%. However, any increase (decrease) in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase (decrease), as most of these expenses are incurred in these currencies and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In the first quarter of fiscal 2014, depreciation of property, plant and equipment amounted to $1.3 million, compared to $1.6 million for the same period last year.

The decrease in depreciation expenses in the first quarter of fiscal 2014, compared to the same period last year, was due to the fact that some assets became fully depreciated in fiscal 2013 as well as to the increase in the average value of the US dollar versus the Canadian dollar and the Indian rupee year-over-year, as a significant portion of our depreciation expenses is incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In the first quarter of fiscal 2014, amortization of intangible assets amounted to $1.2 million, compared to $2.0 million for the same period last year.

The decrease in amortization expenses in the first quarter of fiscal 2014 compared to the same period last year is mainly due to the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as a significant portion of our amortization expense is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended November 30, 2013, we recorded a foreign exchange gain of $802,000 compared to $756,000 for the same period last year.

During the first quarter of fiscal 2014, the period-end value of the Canadian dollar decreased versus the US dollar, the euro and the British pound, compared to the previous quarter, which resulted in a foreign exchange gain of $802,000 during that period. In fact, the period-end value of the Canadian dollar decreased 0.9% versus the US dollar to CA$1.0620 = US$1.00 in the first quarter of fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous quarter, decreased 3.3% versus the euro to CA$1.4420 = €1.00 in the first quarter of fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous quarter, and decreased 5.9% versus the British pound to CA$1.7353 = £1.00 in the first quarter of fiscal 2014, compared to CA$1.6323 = £1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $756,000 during that period. In fact, the period-end value of the Canadian dollar decreased 0.7% to CA$0.9932 = US$1.00 in the first quarter of fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous quarter, and decreased 3.9% versus the euro to CA$1.2921 = €1.00 in the first quarter of fiscal 2013, compared to CA$1.2438 = €1.00 at the end of the previous quarter.

Foreign-exchange-rate fluctuations also flow through the statement of earnings line items as a significant portion of our operating items are denominated in Canadian dollars and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the first quarter of fiscal 2014, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the first quarter of fiscal 2014 increased 5.1% and 13.0% respectively year-over-year, compared to the Canadian dollar and the Indian rupee.

INCOME TAXES

For the three months ended November 30, 2013, our income tax expenses totaled $948,000, compared to $1.1 million for the same period last year.

For the three months ended November 30, 2013, we reported income tax expenses of $948,000 on earnings before income taxes of $201,000. For the three months ended November 30, 2012, we reported income tax expenses of $1.1 million on a loss before income taxes of $506,000. These situations mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible loss and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 6 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at November 30, 2013, cash and short-term investments totaled $52.6 million, while our working capital was at $110.1 million. Our cash and short-term investments increased $2.3 million in the first quarter of fiscal 2014, compared to the previous quarter. During the first quarter of fiscal 2014, operating activities generated $3.3 million in cash. However, during the quarter, we made cash payments of $701,000 for the purchase of capital assets and we recorded an unrealized foreign exchange loss on our cash and short-term investments of $405,000. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of a banker acceptance issued by high-credit-quality corporation; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes as well as potential acquisitions. As at November 30, 2013, cash balances included an amount of $33.6 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit totaling $15.7 million for working capital and other general corporate purposes, and unused lines of credit of $21.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $3.3 million for the three months ended November 30, 2013, compared to cash flows used of $4.8 million for the same period last year.

Cash flows provided by operating activities in the first quarter of fiscal 2014 were attributable to the net earnings after items not affecting cash of $938,000, and the positive net change in non-cash operating items of $2.4 million; this was mainly due to the positive effect on cash of the increase of $5.5 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the decrease of $743,000 in our income tax and tax credits recoverable due to tax credits recovered during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the increase of $1.7 million in our accounts receivable due to the timing of sales during the quarter as well as the increase of $2.3 million in our inventories to meet future demand.

Cash flows used by operating activities in the first quarter of fiscal 2013 were attributable to the net earnings after items not affecting cash of $1.6 million more than offset by the negative net change in non-cash operating items of $6.3 million; this was mainly due to the negative effect on cash of the increase of $8.1 million in our accounts receivable due to the increase and the timing of sales during the quarter as well as the increase of $1.9 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the increase of $3.6 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Investing activities

Cash flows used by investing activities were $710,000 for the three months ended November 30, 2013, compared to $2.0 million for the same period last year.

In the first quarter of fiscal 2013 and 2014, we paid $2.0 million and $701,000 respectively for the purchase of capital assets.

Financing activities

Cash flows provided by financing activities were $106,000 for the three months ended November 30, 2013, compared to cash flows used of $922,000 for the same period last year.

In the first quarter of fiscal 2014, we received $106,000 from the exercise of stock options.

For the corresponding period last year, we redeemed share capital for a cash consideration of $973,000. However, we received $51,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2013, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2013 to August 2014	$16,500,000	1.0283
September 2014 to August 2015	15,000,000	1.0529
September 2015 to August 2016	6,800,000	1.0719
September 2016 and October 2016	1,200,000	1.0803
Total	$39,500,000	1.0468

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $922,000 as at November 30, 2013. The quarter-end exchange rate was CA$1.0620 = US$1.00 as at November 30, 2013.

SHARE CAPITAL

Share capital

As at January 8, 2014, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,801,683 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2013, our off-balance sheet arrangements consisted of letters of guarantee amounting to $551,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

SPECIAL-PURPOSE ENTITIES

As at November 30, 2013, we did not have interests in any special-purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2013, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2013 and to our consolidated financial statements for the year ended August 31, 2013 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2014, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2013.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net loss before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss, in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2013	2012

IFRS net loss for the period	$(747)	$(1,638)

Add (deduct):

Depreciation of property, plant and equipment	1,275	1,605
Amortization of intangible assets	1,182	1,962
Interest income	(27)	(33)
Income taxes	948	1,132
Stock-based compensation costs	463	448
Foreign exchange gain	(802)	(756)
Adjusted EBITDA for the period	$2,292	$2,720

Adjusted EBITDA in percentage of sales	4.1%	4.5%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2013	August 31, 2013	May 31, 2013	February 28, 2013

Sales	$56,003	$60,888	$58,865	$62,576
Cost of sales (1)	$21,185	$22,574	$22,574	$23,664
Net earnings (loss)	$(747)	$3,802	$(862)	$39
Basic and diluted net earnings (loss) per share	$(0.01)	$0.06	$(0.01)	$0.00

	Quarters ended
	November 30, 2012	August 31, 2012	May 31, 2012	February 29, 2012

Sales	$59,821	$57,156	$59,505	$66,917
Cost of sales (1)	$23,657	$21,257	$23,549	$23,616
Net earnings (loss)	$(1,638)	$(3,714)	$(3,720)	$954
Basic and diluted net earnings (loss) per share	$(0.03)	$(0.06)	$(0.06)	$0.02

(1)	The cost of sales is exclusive of depreciation and amortization.